EnzymeBioSystems

A Nevada Corporation

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7575 W. Washington Avenue, Suite 127, Las Vegas, NV 89128 Telephone: (702) 277-5916

May 4, 2015

VIA EDGAR TRANSMISSION AND EMAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.,

Washington, D.C. 20549

Attn: Mr. Daniel Greenspan

Re: EnzymeBioSystems

Preliminary Information Statement on Schedule 14C

Filed April 21, 2015

File No. 000-53854

Dear Mr. Greenspan:

On behalf of EnzymeBioSystems (the “Company”), the undersigned hereby submits a response to comments raised by the staff (the “Staff”) of the U. S. Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 5, 2015 (the “Comment Letter”) relating to the Company’s Preliminary Information Statement on Schedule 14C originally filed on April 21, 2015 with the Commission.

In response to the Comment Letter, we are filing with the Commission today, Amendment No. 1 to the Revised Preliminary Information Statement (the “Amendment”).

The Company’s response to the Staff’s comments is detailed below. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

May 4, 2015

1. Please revise your disclosure in your preliminary information statement to discuss whether you have any specific plans, agreements, arrangements or understanding with respect to the proposed increase of your authorized but unissued stock as a result of your planned reverse stock split. If so, please disclose all material details of such issuance(s).

Response: We have revised our disclosure in our preliminary information statement where we stated that we do not have any specific plans, agreements, arrangements or understanding with respect to the proposed increase of our authorized but unissued stock as a result of our planned reverse stock split. (See last paragraph on Page 4.)

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact me at (702) 277-5916.

Respectfully yours,

EnzymeBioSystems
By: /s/ Edward Zimmerman III
Edward Zimmerman III Principal Financial Officer